April 3, 2017

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       CVS Health Corporation

Form 10-K for the year ended December 31, 2016

Filed February 9, 2017

File No. 1-01011

Dear Mr. Parker:

CVS Health Corporation (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated March 27, 2017 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Annual Report on Form 10-K

Exhibit 13

Notes to Consolidated Financial Statements

Note 6 Leases, page 52

1.

Your  disclosure in Note 6 indicates that in connection with the acquisition of the pharmacy and clinic businesses of Target, you entered into lease agreements with Target for the pharmacy and clinic space within Target stores.  You also indicate that given that the non-cancelable contractual term of the pharmacy lease agreements exceeds the remaining estimated economic life of the buildings being leased, the Company concluded for accounting purposes that the lease term was the remaining estimated economic life of the buildings and consequently most of the individual pharmacy leases are capital leases.  You further disclose in footnote (2) to the table of your future lease commitments on page 53, that you have not included $1.7 billion of amounts due in excess of the remaining estimated economic life of the buildings in your future contractual lease obligations since the estimated economic life of the buildings is shorter than the contract term of the lease arrangement.  Please explain how you accounted for the $1.7 billion of amounts due in excess of the remaining estimated economic lives of the buildings at the acquisition date and explain the relevant technical accounting literature that supports the treatment used.  Also, please explain your planned accounting treatment for these amounts when they are ultimately required to be paid under the terms of the lease arrangements.

In response to the Staff’s comment, we advise the Staff that since the noncancelable term of each of the Target pharmacy leases goes well beyond the estimated remaining useful life of the underlying Target store building at the date of inception, we concluded the lease term for accounting purposes to be the remaining economic life of the asset.  That is, the leases that commenced as of the inception of the arrangement can only have a term less than or equal to the remaining estimated economic life of the asset being leased based upon the underlying principle of Accounting Standards Codification (“ASC”) 840 Leases which is that a lease conveys the right to use an asset for a period of time.  Any contractual rights and obligations related to periods subsequent to the end of the economic life of the asset being leased are deemed to relate to different assets (i.e., replacement assets).

The $1.7 billion of contractual lease payments due in periods beyond the remaining estimated economic lives of the Target buildings have not been given current accounting recognition as they do not meet the definition of “minimum lease payments” as defined in ASC 840-10-25-4 through 25-6 for existing leases, since such contractual lease payments are due subsequent to the lease term.  However, given the size of such future contractual obligations, we believe it was appropriate to disclose this future commitment in the notes to our consolidated financial statements.  This amount is also disclosed in our contractual obligations table on page 16 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We intend to account for the $1.7 billion of contractual payments due in periods beyond the lease term for the existing leases as lease payments in accordance with ASC 840 at the commencement of the leases of replacement assets or lease extensions considering the guidance in ASC 840-30-35-15 through 35-20.  Accordingly, such payments will be accounted for as either lease payments for extensions of the existing lease or lease payments for leases of replacement assets based upon an analysis performed over each leased Target pharmacy location at the end of the original estimated useful life of the store building or upon replacement or significant structural improvements made by Target to the leased asset.

The Company is currently evaluating the effect of adopting Accounting Standards Update 2016-02, Leases (Topic 842).

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton

Executive Vice President and Chief Financial Officer

cc:        Thomas M. Moriarty, Executive Vice President, General Counsel

Eva C. Boratto, Executive Vice President, Controller and Chief Accounting Officer

Colleen M. McIntosh, Senior Vice President, Corporate Secretary

Michael J. Fischer, Ernst & Young LLP

Stephen T. Giove, Shearman & Sterling LLP